AMENDED AND RESTATED OPERATING AGREEMENT

PRECISE PORTIONS, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT, (the "Operating Agreement") executed and made effective in all respects as of May [--], 2017, by and among the undersigned members of Precise Portions, LLC, a Delaware limited liability company authorized to do business in the Commonwealth of Virginia and the State of Massachusetts (the "Company"), provides as follows:

RECITALS:

A.   The undersigned parties have caused the Company to be organized as a limited liability company under the laws of the State of Delaware effective as of January 24, 2004, and registered the Company to do business in Virginia as of November 11, 2011 and Massachusetts as of October 25, 2016.

B.   The undersigned parties desire to execute this Amended and Restated Operating Agreement to set forth the revised terms and conditions on which the management, business, and financial affairs of the Company shall be conducted as set forth below.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, covenants, and conditions herein contained, the parties do hereby covenant and agree as follows:

ARTICLE I

DEFINITIONS

1.01 The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Additional Member" shall have the meaning set forth in Section 10.05.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Approved Sale" means the sale of the Company, in a single transaction or a series of related transactions, to a third party (i) pursuant to which such third party proposes to acquire all or substantially all of the outstanding Membership Interests (whether by merger, consolidation, recapitalization, reorganization, purchase of the outstanding Membership Interests or otherwise) or all or substantially all of the assets of the Company, (ii) which has been approved by the Managers and a Majority in Membership Interest, and (iii) pursuant to which all Members will receive (whether in such transaction or, with respect to an asset sale, upon a subsequent liquidation) the same form and amount of consideration per Membership Interest or Common Units or, if any Members are given an option as to the form and amount of consideration to be received, all Members are given the same option.

"Book Value" means with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii) the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii) the grant to a Service Provider of any Incentive Units; and

2

(iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); *provided*, that adjustments pursuant to clauses (i), (ii) and (iii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member.

"Capital Contribution" shall mean any contribution to the capital of the Company by a Member in cash, property, or services or a binding obligation to contribute cash, property, or services, whenever made. "Initial Capital Contribution" shall mean the initial contribution to the capital of the Company of a Member, as set forth in Exhibit A.

"Certificate of Formation" or "Certificate" means the Articles of Organization of the Company filed with the State of Delaware, as amended or restated from time to time.

"Change of Control" means: (a) the sale of all or substantially all of the consolidated assets of the Company and the Company's subsidiaries to a third party purchaser; (b) a sale resulting in no less than a majority of the Common Units on a Fully Diluted Basis being held by a third party purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a third party purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"Code" shall mean the Internal Revenue Code of 1986 and corresponding provisions of subsequent superseding federal revenue laws.

"Company" shall refer to Precise Portions, LLC, a Delaware limited liability company.

"Delay Condition" means any of the following conditions: (a) the Company is prohibited from purchasing any Incentive Units by any financing document or by Applicable Law; (b) a default has occurred under any financing document and is continuing; (c) the purchase of any Incentive Units would, or in the good-faith opinion of the Manager could, result in the occurrence of an event of default under any financing document or create a condition that would or could, with notice or lapse of time or both, result in such an event of default; or (d) the purchase of any Incentive Units would, in the good-faith opinion of the Manager, be imprudent in view of the financial condition of the Company, the anticipated impact of the purchase of such Incentive Units on the Company's ability to meet its obligations under any financing document or otherwise in connection with its business and operations.

"Distribution" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise;

provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company Subsidiary. "Distribute" when used as a verb shall have a correlative meaning.

"Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, or other association.

"Equity Incentive Plan" has the meaning set forth in Section 3.03.

"Fully Diluted Basis" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"Good Reason" with respect to any Service Provider, has the meaning set forth in any effective Award Agreement, employment agreement or other written contract of engagement entered into between the Company and such Service Provider, or if none, then "Good Reason" means any of the following actions taken without the Service Provider's written consent:

(a) a material reduction in the Service Provider's base salary or the Service Provider's ability to participate in Company incentive or bonus plans (other than a general reduction in base salary or bonuses that affects all salaried Service Providers equally);

(b) the failure by the Company to pay to the Service Provider any material portion of the salary, bonus or other benefits owed to such Service Provider;

(c) a substantial adverse change in the Service Provider's duties and responsibilities or a material diminution in the Service Provider's title, responsibility, or authority; or

(d) a transfer of the Service Provider's primary workplace by more than fifty (50) miles from the current workplace; *provided*, that Good Reason shall not be deemed to exist unless (a) the Company fails to cure the event giving rise to Good Reason within thirty (30) days after written notice thereof given by the Service Provider to the Manager, which notice shall (i) be delivered to the Manager no later than ten (10) days following the Service Provider's initial detection of the condition, and (ii) specifically set forth the nature of such event and the corrective action reasonably sought by the Service Provider; and (b) the Service Provider terminates his employment within thirty (30) days following the last day of the foregoing cure period.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction

"Incentive Liquidation Value" means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be Distributed to the Members, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were Distributed.

"Incentive Units" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Incentive Units" in this Agreement and includes both Restricted Incentive Units and Unrestricted Incentive Units.

"Majority in Interest" means any group of Members holding an aggregate of more than 50% of the Membership Interests held by all Members.

"Manager" shall mean the manager of the Company, whose rights, powers, and duties are specified in Article V hereof.

"Member" shall mean each Person that is specifically identified as a Member in Article IV hereof or is admitted as a Member (either as a transferee of a Membership Interest or as an Additional Member) as provided in Article X hereof. A Person shall cease to be a Member at such time as he or she no longer owns any Membership Interest. The Members identified in Article IV hereof are sometimes referred to below as the "Initial Members".

"Membership Interest" shall mean the ownership interest of a Member in the Company, which may be expressed as a percentage equal to such Member's aggregate Capital Contributions divided by the aggregate Capital Contributions of all Members.

"Net Income" and "Net Loss" mean, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"Net Proceeds from a Change of Control Transaction" shall mean (i) the aggregate cash, cash equivalents and the fair market value of unrestricted, marketable securities received by the Company or the Members as consideration for or in connection with a Change of Control Transaction, which shall not include escrowed proceeds, earnouts, or other contingent consideration subject to risk of forfeiture, minus (ii) the aggregate amount required to be paid to the Company's (or any of its Subsidiaries') creditors or to otherwise satisfy any outstanding liabilities, obligations, and expenses of the Company (or its Subsidiaries), minus (iii) the amount of any reasonable reserves for unknown or contingent liabilities of the Company (or its subsidiaries) as may be reasonably established by the Manager.

"Offered Unrestricted Incentive Units" has the meaning set forth in Section 10.08.

"Person" shall mean any natural person or Entity and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

"Prime Rate" shall mean the prime rate (or base rate) reported in the "Money Rates" column or section of The Wall Street Journal as being the base rate on corporate loans at larger U.S. Money Center banks on the first date on which The Wall Street Journal is published each month. In the event The Wall Street Journal ceases publication of the Prime Rate, then the "Prime Rate" shall mean the "prime rate" or "base rate" announced by the bank with which the Company has its principal banking relationship (whether or not such rate has actually been charged by that bank).

"Profits Interest" has the meaning set forth in Section 3.03.

"Profits Interest Hurdle" means an amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time the units are issued.

"Qualifying Incentive Units" has the meaning set forth in Section 9.09.

"Public Offering" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"Repurchased Incentive Units" has the meaning set forth in Section 10.07.

"Restricted Incentive Units" has the meaning set forth in Section 3.03.

"Service Provider" has the meaning set forth in Section 3.03.

"Transfer" means (a) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, and (b) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise.

"Unit" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Preferred Units, the Common Units and the Incentive Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"Unit Equivalents" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"Unrestricted Incentive Units" has the meaning set forth in Section 3.03.

ARTICLE II

FORMATION AND TERM PURPOSE AND POWERS OF COMPANY

2.01 Formation and Expansion.

(a) The Members have formed the Company as a limited liability company by causing the Certificate of Organization to be filed with the State of Delaware effective on May 21, 2004 the date on which the Secretary of State of the State of Delaware issued her certification in respect of the Company. A true copy of the Company's Certificate of Organization and the Secretary of State's Certificate are attached hereto as Exhibit B. The Members also executed a Consent in Lieu of Organizational Meeting dated June 2, 2004 which Consent was deemed to be the initial operating agreement for the Company. A true copy of the Consent in Lieu of Organizational Meeting is attached hereto as Exhibit C.

(b) The Company was authorized and registered to do business in the Commonwealth of Virginia by causing to be filled an Application for a Certificate of Registration to Transact Business in Virginia as a Foreign Limited Liability Company with the Virginia State Corporation which issued a certificate of registration to transact business in Virginia dated November 8, 2011. A true copy of the Certificate of Registration is attached hereto as Exhibit D.

(c) The Company may register and qualify to do business in any other state in the United States or territory thereof and any foreign countries as the Manager may determine from time to time, and in all such jurisdictions the terms of the Operating Agreement shall control and be in full force and effect as among the Members.

2.02 Term. The term of the Company shall be perpetual unless terminated in accordance with this Operating Agreement.

2.03 Purposes. The purpose and business ("Business") of the Company shall be to engage in the general business of providing to the general public information and products and systems regarding heath care, nutrition and weight control including without limitation nutrition training and visual aid products, e.g., plates, glasses, bowls, placemats and other dinnerware, through direct sales to the public or over the internet or through resellers and wholesalers. The Company shall be entitled, with the unanimous consent of all Members, to engage in any other business not prohibited by law.

2.04 <u>Powers</u>. The Company shall have all powers and rights of a limited liability company organized under Delaware law to do all things necessary, incident, or in furtherance of the Business.

<center>

ARTICLE III

<u>UNITS</u>

</center>

3.01 <u>Units Generally</u>. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "Members Schedule"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Exhibit E.

3.02 <u>Authorization and Issuance of Common Units</u>. The Company is hereby authorized to issue a class of Units designated as Common Units. As of the date hereof [1,000,000] Common Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

3.03 <u>Authorization and Issuance of Incentive Units</u>.

(a) The Company is hereby authorized to issue Incentive Units to Managers, Officers, employees, consultants or other service providers of the Company or any Company Subsidiary (collectively, "Service Providers"). As of the date hereof, [200,000] Incentive Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name. The Manager is hereby authorized and directed to adopt a written plan pursuant to which all Incentive Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "Equity Incentive Plan"). In connection with the adoption of the Equity Incentive Plan and issuance of Incentive Units, the Manager is hereby authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units (such agreements, "Award Agreements"). Each Award Agreement shall include such terms, conditions, rights and obligations as may be determined by the Manager, in its sole discretion, consistent with the terms herein.

(b) Notwithstanding anything contained herein to the contrary, the number of Incentive Units that the Company may issue pursuant to the Equity Incentive Plan, when combined with any Unit Equivalents and any Unrestricted Incentive Units already issued and outstanding, shall not exceed [20]% of the aggregate total of Common Units outstanding on a Fully Diluted Basis as of the date of the proposed grant.

(c) The Manager shall establish such vesting criteria for the Incentive Units as it determines in its discretion and shall include such vesting criteria in the Equity Incentive Plan and/or the applicable Award Agreement for any grant of Incentive Units. As of the date hereof, none of the issued and outstanding Incentive Units shall be deemed vested. As used in this Agreement:

(i) any Incentive Units that have not vested pursuant to the terms of the Equity Incentive Plan and any associated Award Agreement are referred to as "Restricted Incentive Units"; and

(ii) any Incentive Units that have vested pursuant to the terms of the Equity Incentive Plan and any associated Award Agreement are referred to as "Unrestricted Incentive Units".

(d) Immediately prior to each subsequent issuance of Incentive Units following the initial issuance described above, the Manager shall determine in good faith the Incentive Liquidation Value. In each Award Agreement that the Company enters into with a Service Provider for the issuance of new Incentive Units, the Manager shall include an appropriate Profits Interest Hurdle for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(e) The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "Profits Interest"), and that any and all Incentive Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Incentive Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(f) Incentive units shall receive the following tax treatment:

(i) the Company and each Service Provider who receives Incentive Units shall treat such Service Provider as the owner of such Incentive Units from the date of their receipt, and the Service Provider receiving such Incentive Units shall take into account his Distributive share of Net Income, Net Loss, income, gain, loss and deduction associated with the Incentive Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Units.

(ii) each Service Provider that receives Incentive Units shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Manager, both the Company and all Members shall (A) treat such Incentive Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Incentive Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

(iii) in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

(g) For the avoidance of doubt:

(i) no Incentive Units, including Unrestricted Incentive Units, shall have any pre-emptive right to acquire new securities;

(ii) no Incentive Units, including Unrestricted Incentive Units, shall have any right to participate as a tag-along member in any tag-along sale; and

(iii) all Incentive Units, including Unrestricted Incentive Units, shall be subject to the rights of the holders of Common Units to drag along the holders of Incentive Units.

3.04 <u>Certification of Units</u>.

(a) The Manager in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) In the event that the Manager shall issue certificates representing Units in accordance with Section 3.04 (a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV

NAMES AND ADDRESSES OF MEMBERS: PRINCIPAL OFFICE

4.01 <u>Names and Addresses</u>. The names and addresses of the Initial Members are as follows:

Ann-Marie B. Austin-Stephens
3621 Favero Road
Richmond, Virginia 23233

Eddy Stephens
3621 Favero Road
Richmond, Virginia 23233

4.02 Principal Office. The principal office and place of business of the Company and the specified office of the Company at which shall be kept the records required to be maintained by the Company under the Act shall initially be at 3621 Favero Road, Richmond, Virginia 23233, or such other place or places as the Members shall designate.

4.03 Registered Agent. The Company's initial registered agent in Delaware is The Company Corporation, and the address of it registered office in Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington. The Company's initial registered agent in the Commonwealth of Virginia for service of process shall be Ann-Marie B. Austin Stephens and the initial office of the registered agent shall be 3621 Favero Road, Richmond, Virginia 23233. The Company's initial registered agent in the State of Massachusetts for service of process shall be [--] and the initial office of the registered agent shall be [--], Massachusetts [--].

ARTICLE V

MANAGER

5.01 Power and Authority of the Manager.

(a) Except as otherwise provided in this Operating Agreement, the Manager shall have the exclusive right, power and authority on behalf of the Company, and in her name, to exercise all of the rights, powers and authorities of the Company under the Act. The Manager shall discharge her duties as a manager in accordance with the standards of conduct required by law. Except as otherwise provided in this Operating Agreement, the Manager may approve and execute contracts in the name and on behalf of the Company. An action taken by the Manager in accordance with the requirements of this Article V shall not be considered "inconsistent with this Agreement" if such action does not conflict with an express provision of this Operating Agreement.

(b) Except as otherwise provided in Section 6.01 below, the Members shall not be permitted or required to vote on, or otherwise participate in the approval or determination of, any action involving the business and affairs of the Company other than the election, removal or replacement of the Manager. Notwithstanding the foregoing, at any time an Initial Member is a Member and the other Initial Member is the Manager, the Manager will use her best efforts to cooperate and consult with and obtain the prior consent of the other Initial Member on all material business decisions affecting the Company, and in all events with regard to any business decision exposing the Company to any liability, obligation or expenditure of $5,000 or more.

(c) Without limitation of the authority and powers hereinabove conferred upon the Manager, but subject to the provisions of this Operating Agreement, the Manager is hereby granted the specific right, power and authority to do, in the name of, and on behalf of, the Company all things that, in her sole judgment, are necessary, proper or desirable to carry out the business of the Company, including but not limited to the right, power and authority:

(i) To own, acquire by lease or purchase, develop, maintain, improve, grant options with respect to, sell, convey, finance, assign, mortgage, or lease real estate and/or personal property and to cause to have constructed improvements upon any property leased or owned by the Company, necessary, convenient or incidental to the Business and the accomplishment of the purposes of the Company.

(ii) To execute any and all contracts, documents, certifications and instruments necessary or convenient in connection with the development, management, maintenance and operation of the Business and any assets or properties in which the Company has an interest, including making any and all decisions and waivers under such documents;

(iii) To borrow money and issue evidences of indebtedness in furtherance of any or all of the purposes of the Company, and to secure the repayment by deed of trust, mortgage, security interest, pledge or other lien or encumbrance on Company properties or assets;

(iv) To prepay in whole or in part, negotiate, refinance, recast, increase, renew, modify or extend any secured or other indebtedness affecting the Company's Business, assets and properties and in connection therewith to execute any extensions, renewals or modifications of any evidences of indebtedness secured by deeds of trust, mortgages, security interests, pledges or other encumbrances covering such assets and properties;

(v) To enter into any kind of contract or activity and to perform and carry out contracts of any kind necessary to, or in connection with, or incidental to, the Business or accomplishment of the purposes of the Company, so long as those activities and contracts may be lawfully carried on or performed by a limited liability company under applicable laws and regulations;

(vi) To collect funds due to the Company; and

(vii) To obtain insurance for the Company.

(d)   (i) Any contract may be executed and delivered on behalf of the Company by the Manager, including any supplies contracts, reseller, whole seller, or employment agreements, deed, deed of trust, note or other evidence of indebtedness, lease agreement, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company at any time held in its name, or any receipt or compromise or settlement agreement with respect to the accounts receivable and claims of the Company; and no other signature shall be required for any such instrument to be valid, binding and enforceable against the Company in accordance with its terms. All persons may rely thereon and shall be exonerated from any and all liability if they deal with the Manager on the basis of documents approved and executed on behalf of the Company by the Manager.

(ii) Any person dealing with the Company or its Manager or Members may rely upon the certificate signed by a Manager as to:

(A) the identity of the Members or Manager;

(B) acts by the Members or Manager; or

(C) any act or failure to act by the Company or as to any other matter whatsoever involving the Company, the Manager or any Member.

5.02 Election and Term. Ann-Marie B. Austin-Stephens is hereby designated and elected as the sole Manager of the Company. The term of the Manager shall continue until she is removed from such capacity by or as a result of (i) removal by the other Member(s) as provided below in Section 5.03(b), or (ii) the Manager's death or voluntary resignation.

5.03 Election and Removal of the Manager.

(a) Any vacancy in the position of Manager shall be filled by the affirmative vote of the Members holding not less than seventy-one percent (71%) of the outstanding Membership Interests entitled to vote.

(b) The Manager may be removed from office only for cause at any time as determined by the affirmative vote of the other Member(s) holding a majority of the Membership Interests held by the Members excluding the Manager. For purposes of this Section 5.03(b), the term "for cause" shall mean any action or inaction of the Manager for which the Manager is liable, responsible, or accountable to the Company for damages under Section 6.01 below, as reasonably determined by the other Member(s) in accordance with Section 6.01 below.

5.04 Compensation of the Manager. Compensation of the Manager for her services in such capacity beyond the reimbursement of expenses set forth in Section 8.04 shall be subject to approval by the Members.

5.05 Transactions with the Manager and Affiliates. Subject to any approval by the Members required pursuant to this Agreement, the Manager may cause the Company to transact business and/or enter into Contracts with herself or any affiliate of the Manager in furtherance of the Business on reasonable terms. The Members hereby ratify and approve all prior Contracts and transactions entered into between the Manager and the Company on the terms and conditions previously disclosed to the Members in writing.

5.06 Third Party Reliance; Agency Authority. Persons dealing with the Company shall be entitled to rely conclusively upon the power and authority of the Manager as set forth herein, subject only to the express limitations set forth in this Agreement.

5.07 Duties of the Manager. The Manager will devote such time, effort and skill in the management of the Business and affairs as may be necessary and proper for the Company's welfare and success.

ARTICLE VI

LIMITATION OF LIABILITY AND INDEMNIFICATION OF THE MANAGER

6.01 Limitation of Liability of Manager. The Manager shall not be liable, responsible or accountable in damages or otherwise to the Company or to any Member, or to any successor, assignee or transferee of the Company or of any Member, for any losses, claims, damages or liabilities arising from:

(a) any act performed, or the omission to perform any act within the scope of the authority conferred on the Manager by this Agreement, except by reason of acts or omissions of the Manager as determined, in the exercise of her reasonable discretion:

      (i) by the other Member, or

      (ii) by the affirmative vote of the others Members holding not less than a majority of the Membership Interests held by Members entitled to vote excluding the Manager, to be due to bad faith, fraud, willful misconduct, gross negligence or a knowing violation of the criminal law.

(b) The performance by the Manager of, or the omission to perform, any acts on advice of legal counsel, accountants or other professional consultants to the Company; or

(c) The negligence, dishonesty or bad faith of any consultant, employee, agent or contractor of the Company selected or engaged by the Manager in good faith.

6.02 <u>Indemnification</u>.

(a) The Company shall indemnify, protect, defend and hold the Manager harmless from and against, any loss, liability, damage, fine, judgment, penalty, attachment, cost or expense, including reasonable attorneys' fees, arising from any demands, claims or lawsuits against the Manager, in or as a result of or relating to her capacity, actions or omissions as Manager, arising from or relating to the business or activities undertaken on behalf of the Company, including, without limitation, any demands, claims or lawsuits initiated by a Member, provided that the acts or omissions of the Manager giving rise to the claim for indemnification do not constitute bad faith, fraud, willful misconduct, gross negligence or a knowing violation of the criminal law by the person seeking indemnification.

(b) The Manager shall be entitled to receive, upon application therefor, advances from the Company to cover the costs of defending any claim or action against her relating to her acts or omissions as Manager relating to the Company; <u>provided</u>, <u>however</u>, that such advances shall be repaid to the Company (with interest thereon at an annual rate equal to the Prime Rate in effect from time to time but not to exceed the maximum permitted by applicable law), if the conduct of the Manager is determined, in the exercise of her reasonable discretion, (i) by the other Member, or (ii) by the affirmative vote of the others Members holding not less than a majority of the Membership Interests held by Members entitled to vote excluding the Manager, to constitute or be attributable to bad faith, fraud, willful misconduct, gross negligence or a knowing violation of the criminal law to have violated any of the standards set forth in Section 5.02(a) above as conduct which precludes indemnification hereunder. All rights of the Manager to indemnification as herein provided shall survive the dissolution of the Company and any withdrawal of the Manager.

ARTICLE VII

ACTION BY THE MEMBERS

7.01 <u>Voting and Required Consent for Action</u>. The decision of the Member or Members holding at least a majority of the Membership Interests from time to time shall prevail and be the decision of the Company with respect to any matter regarding the management or affairs of the Company or that requires the determination, consent, approval, or agreement of the Members, except as otherwise provided by the Act or the Articles or this Operating Agreement, provided that the following matters relating to the Company shall require the prior approval of all of the Members:

(a) Amending the Articles or this Operating Agreement in any manner that materially alters the preferences, privileges, or relative rights of the Members.

(b) Taking any action that would make it impossible to carry on the ordinary business of the Company, including selling any Company assets.

(c) Confessing a judgment against the Company.

(d) Filing or consenting to filing a petition for or against the Company under any federal or state bankruptcy, insolvency, or reorganization act.

(e) Loaning Company funds to any Member or other Person.

(f) The admission of a new Member and the terms and conditions of such admission;

(g) The dissolution or termination of the Company;

(h) The merger of the Company with one or more domestic or foreign limited liability companies, limited partnerships, or corporations;

(i) The sale or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business;

(j) Fixing of modifying the salary paid to the Manager or any other Member or fixing or paying any bonus or other compensation to the Manager or any other Member;

(k) Declaring or setting the payment date or form of payment of any distributions;

(l) With the exception of any guarantees executed in connection with the Business of the Company, obtaining any loans or borrowings requiring the personal guarantee of any Member; or

(m) Any other matter that, under the express terms of this Operating Agreement, requires the unanimous consent of the Members.

7.02 <u>Voting</u>.

(a) Except as otherwise provided by this Agreement or as otherwise required by the Delaware Act or Applicable Law:

(i) each Member shall be entitled to one vote per Common Unit on all matters upon which the

Members have the right to vote under this Agreement; and

(ii) the Incentive Units (including the Unrestricted Incentive Units) shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

7.03 **Action by Members**. In exercising their rights as provided above, the Members shall act collectively through meetings and/or written consents as provided in this Article VII. Members entitled to vote shall not include a withdrawing Member but shall include any new Member or substituted Member who/which has been duly admitted to membership in the Company pursuant to provisions of Article X of this Operating Agreement. Except for the election or removal of the Manager, and the matters set forth in Section 7.01 hereof, the Members shall not be permitted or required to vote on, or otherwise participate in, the approval or determination of any action involving the business and affairs of the Company, which matters may and shall be decided exclusively by the Manager pursuant to the provisions of this Operating Agreement.

7.04 Annual Meeting. The annual meeting of the Members shall be held on the second Thursday in February of each year at 10:00 am. or at such other time as shall be determined by the Manager for the purpose of the transaction of such business as may come properly before the meeting.

7.05 Special Meetings. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Manager or any Member.

7.06 Place of Meeting. The place of any meeting of the Members shall be the principal office of the Company, unless another place, either within or outside the Commonwealth of Virginia, is designated by the Manager.

7.07 Notice of Meetings. Written notice stating the place, day, and hour of any meeting of the Members and, if a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the Manager, to each Member, unless the Act or the Articles require different notice.

7.08 Conduct of Meetings. All meetings of the Members shall be presided over by a chairperson of the meeting, who shall be a Manager or a Member designated by the Manager. The chairperson of any meeting of the Members shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting and the conduct of discussion, and shall appoint a secretary of such meeting to take minutes thereof.

7.09 Participation by Telephone or Similar Communications. Members may participate and hold a meeting by means of conference telephone or similar communications equipment by means of which all Members participating can hear and be heard, and such participation shall constitute attendance and presence in person at such meeting

7.10 <u>Waiver of Notice</u>. When any notice of a meeting of the Members is required to be given, a waiver thereof in writing signed by a Member entitled to such notice, whether given before, at, or after the time of the meeting as stated in such notice, shall be equivalent to the proper giving of such notice.

7.11 <u>Action by Written Consent</u>. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if one or more written consents to such action are signed by the Members who are entitled to vote on the matter set forth in the consents and who hold the requisite percentage of Membership Interests necessary for adoption or approval of such matter on behalf of the Company. Such consent or consents shall be filed with the minutes of the meetings of the Members. Action taken under this Section shall be effective when the requisite Members have signed the consent or consents, unless the consent or consents specify a different effective date.


ARTICLE VIII

<u>LIMITATION OF LIABILITY AND INDEMNIFICATION OF MEMBERS</u>


8.01 <u>Limitation of Liability</u>. Except as otherwise provided above with respect to a Member in her capacity as the Manager, the Members shall not be liable to the Company for monetary damages with respect to any transaction, occurrence, or course of conduct in any action brought by the Company.

8.02 <u>Indemnification</u>. Except as provided above in Section 8.01, the Company shall indemnify any liability other than liability incurred as a result of willful misconduct or a knowing violation of the law that was incurred by any person who was or is a party to any action brought by or on behalf of a Member including any person who was serving as a director, officer, employee, or agent at the request of the Company.

8.03 <u>Applicability</u>. The provisions of this Article shall be applicable to all actions commenced after the adoption of these Articles by the Member arising from any act or omission whether occurring before or after such adoption. Amendment or repeal of this Article shall have no effect on the rights provided under this Article to acts or omissions occurring before the amendment or repeal. The Company shall promptly take all actions and make all determinations as shall be necessary or appropriate to comply with its obligation to make any indemnity under this Article.

8.04 Expenses. The Company shall pay for or reimburse the reasonable expenses incurred by any applicant who is a party to an action if the applicant furnishes the Company:

(a) a written statement of the applicant's good faith belief that she has not engaged in any willful misconduct or knowing violation of the criminal law; and

(b) a written promise, executed personally or on the applicant's behalf, to repay any expense paid by the Company if it is ultimately determined that she did in fact engage in willful misconduct or a knowing violation of the law.

This promise shall be an unlimited general obligation of the applicant, but it does not need to be secured and may be accepted by the Company without reference to financial ability to make repayment. Authorizations of payments under this paragraph shall be made by the Members.

8.05 Additional Indemnities. The Members may cause the Company to indemnify or contract to indemnify any liability other than liability incurred as a result of willful misconduct or a knowing violation of the law that was incurred by any person not specified in Sections 8.04(a) and (b) who was, is, or may become a party to any action because:

(a) the Member is or was an employee or agent of the Company; or

(b) the Member is serving in any other capacity at the request of the
Company.

The provisions of Sections 8.05(a) and (b) shall apply to any indemnification provided under this Article.

8.06 Exception for Manager. The foregoing provisions of this Article XIII shall be applicable solely to a Member acting in her or its capacity as a Member. The Limitation of Liability, the Indemnification provisions, the Expenses Section and the Additional Indemnities provisions shall not be applicable to the Manager even if she or it is a Member, but the provisions of Article VI shall control the liability, indemnification, and expenses reimbursement applicable to the conduct of the Manager.

8.07 Insurance. The Company may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed in accordance with this Article. The Company may also procure insurance, in amounts determined by the Member, on behalf of any person who is either:

(a) the Member; or

(b) serving in any other capacity at the request of the Company.

This insurance may indemnify against any asserted or incurred liability regardless of whether the Company has the power to indemnify a person against such liability under the provisions of this Article.

ARTICLE IX

CONTRIBUTIONS TO THE COMPANY AND DISTRIBUTIONS

9.01 **Initial Capital Contributions**. Each Member, upon the execution of this Operating Agreement, shall make or shall have made as an initial Capital Contribution the amount in cash shown on Exhibit A attached hereto. The initial Capital Contribution to be made by any Person who hereafter is admitted as a Member and acquires his or its Membership Interest from the Company shall be determined by the Members.

9.02 **Additional Capital Contributions**. No Member shall be required to make any Capital Contribution in addition to its Initial Capital Contribution. The Initial Members may make additional Capital Contributions to the Company in such amounts and at such times as agreed to by the Initial Members. Otherwise, the Members may make additional Capital Contributions to the Company only if such additional Capital Contributions are made pro rata (in proportion to their Membership Interests) by all the Members or all the Members consent in writing to any non-pro rata contribution. The fair market value of any property other than cash or widely traded securities to be contributed as an additional Capital Contribution shall be (a) agreed upon by the contributing Member and the other Members before contribution, or (b) determined by a disinterested appraiser selected by the Members.

9.03 **Interests and Return of Capital Contribution**. No Member shall receive any interest on its Capital Contribution. Except as otherwise specifically provided for herein, the Members shall not be allowed to withdraw or have refunded any Capital Contribution.

9.04 **Capital Accounts**. Separate Capital Accounts shall be maintained for each Member in accordance with the following provisions:

(a) To each Member's Capital Account there shall be credited the fair market value of such Member's Initial Capital Contribution and any additional Capital Contributions, such Member's distributive share of profits, and the amount of any Company liabilities that are assumed by such Member.

(b) To each Member's Capital Account there shall be debited the amount of cash and the fair market value of any Property distributed to such Member pursuant to any provision of this Operating Agreement, such Member's distributive share of losses, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c) The Capital Account shall also include a pro rata share of the fair market value of any property contributed by a person who is not a Member, such value to be the same value reported for federal gift tax purposes if a gift tax return is filed, and if not, the value in the case of real property shall be determined by an independent M.A.I. appraiser actively engaged in appraisal work in the area where such property is located and selected by the Manager, and otherwise by the certified public accountant or accountants then serving the Company.

(d) If any Member makes a non-pro rata Capital Contribution to the Company or the Company makes a non-pro rata distribution to any Member, the Capital Account of each Member shall be adjusted to reflect the then fair market value of the assets held by the Company immediately before the Capital Contribution or distribution.

9.05 Loans to the Company.

(a) If the Company has insufficient funds to meet its obligations as they come due and to carry out its routine, day-to-day affairs, then, in lieu of obtaining required funds from third parties or selling its assets to provide required funds, the Company may, but shall not be required to, borrow necessary funds from one or more of the Members; provided that the terms of such borrowing shall be commercially reasonable and the Company shall not pledge its assets to secure such borrowing.

(b) The Members acknowledge that Ann-Marie B. Austin-Stephens and Eddy Stephens, the founders and Initial Members of the Company, have loaned the Company the sums of _____ Dollars ($_____) and _____ Dollars ($_____), respectively, for costs of formation, development and operation of the Company from the inception of the Company through the date of this Agreement, including without limitation, filing fees and legal costs, expenses of operation, purchase of equipment and supplies, and miscellaneous other expenses, and agree that the Company shall execute and deliver to Ann-Marie B. Austin-Stephens and Eddy Stephens its promissory notes in the original principal amounts of $_____ payable to Ann-Marie B. Austin-Stephens and $_____ to Eddy Stephens, each note due 60 months after issuance, bearing interest at the rate of __% per annum, with other terms and conditions set forth in said promissory notes, which promissory notes shall be substantially in the form of the promissory note attached hereto as Exhibit B. Payments on the promissory notes shall be made from time to time from the net income and cash available for distribution of the Company after setting aside reasonable reserves, all as determined by the Manager. All distributions of cash shall, however, be made in the proportions of 60% to Ann-Marie B. Austin-Stephens and 40 % to Eddy Stephens.

9.06 **Effect of Sale or Exchange**. In the event of a permitted sale or this transfer of a Membership Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee in proportion to the percentage of the transferor's interest transferred.

9.07 **Distributions**. All distributions of cash or other property (except upon the Company's dissolution, which shall be governed by the applicable provisions of the Act and Article XI hereof) shall be made to the Members in proportion to their respective Membership Interests. All distributions of cash or property shall be made at such time and in such amounts as determined by the Members. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to this Section.

9.08 **Priority of Distributions of Net Proceeds From a Change of Control Transaction.** Unless otherwise approved by a Majority-In-Interest of the Members, all Net Proceeds from a Change of Control Transaction shall be distributed by the Company to the Members on a pari passu basis with one another in proportion to their respective Membership Interests; provided, however that the Initial Members singled out in Section 9.05 hereof shall receive Net Proceeds From a Change of Control Transaction in an amount equivalent to their Capital Contributions before any Net Proceeds From a Change of Control Transaction are distributed to other non-founding Members.

9.09 **Limitations on Distributions to Incentive Units.**

(a) No Distribution shall be made to a Member on account of its Restricted Incentive Units. Any amount that would otherwise be Distributed to such a Member shall instead be retained in a segregated Company account to be Distributed by the Company and paid to such Member if, as and when the Restricted Incentive Unit to which such retained amount relates vests pursuant to Section 3.03.

(b) It is the intention of the parties to this Agreement that Distributions to any Service Provider with respect to his Incentive Units be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Manager shall, if necessary, limit any Distributions to any Service Provider with respect to his Incentive Units so that such Distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Incentive Units and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Incentive Unit. In the event that a Service Provider's Distributions and allocations with respect to his Incentive Units are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Common Units and Incentive Units that have met their Profits Interest Hurdle (such Incentive Units, "Qualifying Incentive Units"), pro rata in proportion to their aggregate holdings of Common Units and Qualifying Incentive Units treated as one class of Units.

9.10 Allocations. All items of income, gain, loss, deduction, and credit, whether resulting from the Company's operations or in connection with its dissolution, shall be allocated to the Members for federal, state, and local income tax purposes in proportion to their respective Membership Interests.

9.11 Reimbursements. The Manager and the other Members shall be entitled to reimbursement of reasonable expenses incurred in connection with the Business and/or the performance of her or their duties and responsibilities hereunder.


ARTICLE X

TRANSFER OF INTERESTS


10.01 General Restrictions. A permitted Transfer shall be effective as of the date specified in the instruments relating thereto. Any transferee desiring to make a further Transfer shall become subject to all the provisions of this Article X to the same extent and in the same manner as any Member desiring to make any Transfer. A Person shall cease to be a Member upon assignment of all such Membership Interest.

Transfers of Incentive Units shall not be permitted prior to the consummation of a Public Offering except:

>   (A) as set forth in Section 10.07 and Section 10.08; or

>   (B) as set forth in the Incentive Plan or applicable Award Agreement.

10.02 Permitted Transfers.

(a) Each Member shall have the right to Transfer (but not to substitute the transferee as a substitute Member in such Member's place, except for Transfers upon death or in accordance with Section 10.03, by a written instrument, all or any part of such Membership Interest.

(b) Unless and until admitted as a substitute Member pursuant to Section 10.03, a transferee of a Membership Interest in whole or in part shall be an assignee with respect to such transferred Membership Interest and shall not be entitled to participate in the management of the business and affairs of the Company or to become or to exercise the rights of a Member, including the right to vote, the right to require any information or accounting of the Company's business or the right to inspect the Company's books and records. Such transferee shall only be entitled to receive, to the extent of the Membership Interest transferred to such transferee, the share of distributions and profits, including distributions representing the return of Capital Contributions, to which the transferor would otherwise be entitled with respect to the transferred Membership Interest.

10.03 Substitute Members. No transferee of all or part of a Membership Interest shall become a substitute Member in place of the transferor unless and until:

(a) the transferee has executed an instrument accepting and adopting the terms and provisions of the Certificate and this Agreement; and

(b) the transferee has caused to be paid all reasonable expenses of the Company in connection with the admission of the transferee as a substitute Member. Upon satisfaction of all the foregoing conditions with respect to a particular transferee, the Managers shall cause the books and records of the Company to reflect the admission of the transferee as a substitute Member to the extent of the transferred Membership Interest held by the transferee.

10.04 Effect of Admission as a Substitute Member. A transferee who has become a substitute Member has, to the extent of the transferred Membership Interest, all the rights, powers and benefits of and is subject to the restrictions and liabilities of a Member under the Certificate, this Agreement and the Act.

10.05 Additional Members. After the formation of the Company, any Person acceptable to a Majority in Interest may become an Additional Member of the Company for such consideration as a vote of a Majority in Interest shall determine, provided that such Additional Member complies with all the requirements of a transferee under Sections 10.3(a) and (b). No Additional Member shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company.

10.06 Drag-Along Rights.

(a) In the event of an Approved Sale, each Member will (i) consent to and raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged and (ii) if the Approved Sale is structured as a sale of Membership Interests, each Member will agree to sell his/her/its Membership Interest on the terms and conditions of the Approved Sale. Each Member will take all necessary and desirable actions as directed by the Manager(s) in connection with the consummation of any Approved Sale, including without limitation executing the applicable purchase agreement. In the event of an Approved Sale, the Members shall be excused from compliance with Section 10.02(b).

(b) Each Member will bear his/her/its pro rata share (based upon the number units of Membership Interests sold) of the reasonable costs of any sale of Membership Interests pursuant to an Approved Sale to the extent such costs are incurred for the benefit of all selling Members and are not otherwise paid by the Company or the acquiring Person. Costs incurred by any Member on his/her/its own behalf will not be considered costs of the Approved Sale.

10.07 Incentive Units Call Right.

(a) Call Right. At any time prior to the consummation of a Public Offering or a Change of Control, following the termination of employment or other engagement of any Service Provider with the Company or any of the Company Subsidiaries, the Company may, at its election, require the Service Provider and any or all of such Service Provider's Permitted Transferees to sell to the Company all or any portion of such Service Provider's Incentive Units at the following respective purchase prices:

(i) For the Restricted Incentive Units, under all circumstances of termination, a price equal to the lesser of their Fair Market Value and their Initial Cost (the "Cause Purchase Price").

(ii) For the Unrestricted Incentive Units, their Cause Purchase Price, in the event of:

(A) the termination of such Service Provider's employment or other engagement by the Company or any of the Company Subsidiaries for Cause; or

(B) the resignation of such Service Provider for any reason other than Good Reason.

(iii) For the Unrestricted Incentive Units, a price equal to their Fair Market Value, in the event of:

(A) the termination of such Service Provider's employment or other engagement by the Company or any of the Company Subsidiaries for a reason other than for Cause;

(B) the resignation of such Service Provider at any time for Good Reason; or

(C) the death or Disability of such Service Provider.

(b) Procedures.

(i) If the Company desires to exercise its right to purchase Incentive Units pursuant to this Section, the Company shall deliver to the Service Provider, within ninety (90) days after the termination of such Service Provider's employment or other engagement, a written notice (the "Repurchase Notice") specifying the number of Incentive Units to be repurchased by the Company (the "Repurchased Incentive Units") and the purchase price therefor in accordance with Section 10.07 (a).

(ii) Each applicable Service Provider shall, at the closing of any purchase consummated pursuant to this Section, represent and warrant to the Company that:

(A) such Service Provider has full right, title and interest in and to the Repurchased Incentive Units;

(B) such Service Provider has all the necessary power and authority and has taken all necessary action to sell such Repurchased Incentive Units as contemplated by this Section 10.07; and

(C) the Repurchased Incentive Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(iii) Subject to the Delay Condition set forth below, the closing of any sale of Repurchased Incentive Units pursuant to this Section 10.07 shall take place no later than thirty (30) days following receipt by the Service Provider of the Repurchase Notice. Subject to the existence of any Delay Condition, the Company shall pay the Call Purchase Price for the Repurchased Incentive Units by certified or official bank check or by wire transfer of immediately available funds. The Company shall give the Service Provider at least ten (10) days' written notice of the date of closing, which notice shall include the method of payment selected by the Company.

(c) Delay Condition. The Company shall not be obligated to repurchase any Incentive Units if there exists a Delay Condition. In such event, the Company shall notify the Service Provider in writing as soon as practicable of such Delay Condition and the Company may thereafter:

(i) Defer the closing and pay the Call Purchase Price at the earliest practicable date on which no Delay Condition exists, in which case, the Call Purchase Price shall accrue interest at the Company Interest Rate from the latest date that the closing could have taken place pursuant to the Procedures stated above (the "Intended Call Closing Date") to the date the Call Purchase Price is actually paid; or

(ii) Pay the Call Purchase Price with a subordinated note (fully subordinated in right of payment and exercise of remedies to the lenders' rights under any Financing Document) bearing interest at the Company Interest Rate from the Intended Call Closing Date until paid in full.

(d) Cooperation. The Service Provider shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(e) Closing. At the closing of any sale and purchase pursuant to this Section, the Service Provider shall deliver to the Company a certificate or certificates representing the Incentive Units to be sold (if any), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the Call Purchase Price.

10.08 Incentive Units Put Right.

(a) Put Right. At any time prior to the consummation of a Public Offering or a Change of Control, if a Service Provider's employment or other engagement with the Company or any of the Company Subsidiaries is terminated as a result of such Service Provider's death or Disability, and the Company has not delivered a Repurchase Notice pursuant to Section 10.07 (b) above within ninety (90) days of such termination, then, subject to the other provisions of this Section 10.08, such Service Provider and any or all of his Permitted Transferees (collectively, the "Offering Service Provider") may elect to sell to the Company all or any percentage of the Unrestricted Incentive Units held by such Person at a price equal to the Fair Market Value of such Unrestricted Incentive Units as of the date of termination (the "Put Purchase Price").

(b) Procedures.

(i) If the Offering Service Provider desires to sell Unrestricted Incentive Units pursuant to this Section, such Offering Service Provider shall deliver to the Company not more than ninety (90) days after the date of termination of the Service Provider's employment or other engagement a written notice (the "Service Provider Sale Notice") specifying the number of Unrestricted Incentive Units to be sold (the "Offered Unrestricted Incentive Units") by such Offering Service Provider.

(ii) By delivering the Service Provider Sale Notice, the Offering Service Provider represents and warrants to the Company that:

(A) the Offering Service Provider has full right, title and interest in and to the Offered Unrestricted Incentive Units;

(B) the Offering Service Provider has all the necessary power and authority and has taken all necessary action to sell such Offered Unrestricted Incentive Units as contemplated by this Section; and

(C) the Offered Unrestricted Incentive Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(iii) Promptly following receipt of the Service Provider Sale Notice, the Company shall deliver to the Offering Service Provider a calculation of the Put Purchase Price for the Offered Unrestricted Incentive Units. The Offering Service Provider shall have the right to rescind the Service Provider Sale Notice following the delivery of such calculation.

Subject to the Delay Condition set forth below, the closing of any sale of Offered Unrestricted Incentive Units pursuant to this Section shall take place no later than thirty (30) days following receipt by the Company of the Service Provider Sale Notice. Subject to the existence of any Delay Condition, the Company shall pay the Put Purchase Price for the Offered Unrestricted Incentive Units by certified or official bank check or by wire transfer of immediately available funds. The Company shall give the Offering Service Provider at least ten (10) days' written notice of the date of closing, which notice shall include the method of payment selected by the Company.

(c) <u>Delay Condition.</u> The Company shall not be obligated to purchase any Offered Unrestricted Incentive Units if there exists a Delay Condition. In such event, the Company shall notify the Offering Service Provider in writing as soon as practicable of such Delay Condition and shall permit the Offering Service Provider, within ten (10) days of receipt thereof, to rescind the Service Provider Sale Notice. If the Offering Service Provider does not rescind the Service Provider Sale Notice, the Service Provider Sale Notice shall remain outstanding and the Company may thereafter:

(i) Defer the closing and pay the Put Purchase Price at the earliest practicable date on which no Delay Condition exists, in which case, the Put Purchase Price shall not accrue interest; or

(ii) Pay the Put Purchase Price with a subordinated note (fully subordinated in right of payment and exercise of remedies to the lenders' rights under any financing document) in which case, the Put Purchase Price shall not accrue interest.

(d) <u>Cooperation</u>. The Offering Service Provider shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(e) <u>Closing</u>. At the closing of any sale and purchase pursuant to this Section, the Offering Service Provider shall deliver to the Company a certificate or certificates representing the Offered Unrestricted Incentive Units to be sold (if any), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the Put Purchase Price.

ARTICLE XI

DISSOLUTION AND TERMINATION

11.01 <u>Events of Dissolution</u>. The Company shall be dissolved upon the first to occur of the following:

(a) Any event that requires dissolution of the Company under applicable law.

(b) The written consent of 70% of the Members to the dissolution of the Company.

(c) The death, permitted resignation, bankruptcy, or dissolution of a Member or the occurrence of any other event that terminates the continued membership of such Member in the Company, unless the business of the Company is continued by the consent of the remaining Members owning a majority of the Membership Interests owned by all the remaining Members.

(d) The entry of a decree of judicial dissolution of the Company by a court of competent jurisdiction.

11.02 Liquidation. Upon the dissolution of the Company, it shall wind up its affairs and distribute its assets in accordance with the Act by either or a combination of both of the following methods as the Manager shall determine:

(a) Selling the Company's assets and, after the payment of Company liabilities, distributing the net proceeds therefrom to the Members in proportion to their Membership Interests and in satisfaction thereof; and/or

(b) Distributing the Company's assets to the Members in kind with each Member accepting an undivided interest in the Company's assets, subject to its liabilities, in satisfaction of her Membership Interest. The interest conveyed to each Member in such assets shall constitute a percentage of the entire interests in such assets equal to such Member's Membership Interest.

11.03 Orderly Liquidation. A reasonable time as determined by the Members not to exceed 18 months shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to the creditors so as to minimize any losses attendant upon dissolution.

11.04 Distributions. Upon liquidation, the Company assets (including any cash on hand) shall be distributed in the following order and in accordance with the following priorities:

(i) First, to the payment of the debts and liabilities of the Company and the expenses of liquidation, including a sales commission to the selling agent, if any; then

(ii) Second, to the setting up of any reserves that the Manager (or the person or persons carrying out the liquidation) deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. At the expiration of such period as the Manager (or the person or persons carrying out the liquidation) shall deem advisable, but in no event to exceed 18 months, the Company shall distribute the balance thereof in the manner provided in the following subsections; then

(iii) Third, to the Members in proportion to their respective Membership Interests.

(iv) In the event of a distribution in liquidation of the Company's property in kind, the fair market value of such property shall be determined by a qualified and disinterested M.A.I. appraiser actively engaged in business appraisals selected by the Manager (or the person or persons carrying out the liquidation), and each Member shall receive an undivided interest in such property equal to the portion of the proceeds to which he or she would be entitled under the immediately preceding subsections if such property were sold at such fair market value.

11.05 Taxable Gain or Loss. Taxable income, gain, and loss from the sale or distribution of Company property incurred upon or during liquidation and termination of the Company shall be allocated to the Members as provided in Section 8.08 above.

11.06 No Recourse Against Members. Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of their Capital Contribution. lf the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member.

ARTICLE XII

RECORDS, REPORTS, ETC

12.01 Records. The Company shall maintain and make available to the Members its records to the extent provided in the Act.

12.02 Financial and Operating Statements and Tax Returns. Within seventy-five (75) days from the close of each fiscal year of the Company, the Company shall deliver to each Member a statement setting forth such Member's allocable share of all tax items of the Company for such year, and all such other information as may be required to enable each Member to prepare their federal, state, and local income tax returns in accordance with all then- applicable laws, rules, and regulations. The Company also shall prepare and file all federal, state, and local income tax returns required of it for each fiscal year.

12.03 Banking. The funds of the Company shall be kept in one or more separate bank accounts in the name of the Company in such banks or other federally insured depositories as may be designated by the Manager or shall otherwise be invested in the name of the Company in such manner and upon such terms and conditions as may be designated by the Manager. All withdrawals from any such bank accounts or investments established by the Manager hereunder shall be made on such signature or signatures as may be authorized from time to time by the Manager. Any account opened for the Company shall not be commingled with other funds of the Members or Manager or interested persons.

12.04 <u>Taxation As S Corporation</u>. The Initial Members have chosen to have the Company initially taxed as a partnership for federal and state income tax purposes. However, upon consultation with the Company's accountant and legal counsel, the Initial Members may choose to have the Company elect to be taxed as an S Corporation in which case the Members shall execute an amended and restated operating agreement to include among other provisions suggested by such professionals, the following provisions:

a. This Operating Agreement and the term "Membership Interest" shall be interpreted in a manner to comply with the requirements of Subchapter S of the Code and Regulations in order that the Company be deemed to have "only one class of stock."

b. For income tax purposes each Member shall take into account her pro rata share of Company items pursuant to Code Section 1366.

c. The Manager from time to time in her discretion may cause the Company to distribute funds available for distribution to the Members in proportion to their Interests so that the Company will comply with the requirement of Subchapter S of the Code and the Regulations that "all outstanding shares of stock of the corporation confer identical rights to distribution and liquidation proceeds."

d. No Disposition may be made to any person that would result in the termination or revocation of the Company's Subchapter S election. Any transfer in violation of this provision shall be null and void ab initio.

e. Although the Company is a limited liability company under Delaware law, it has elected to be taxed as an S corporation for income tax purposes. The Members acknowledge that:

(i) The requirements to maintain eligibility for S corporation status are numerous and complex.

(ii) Any violation of those rules may have serious adverse tax effects on the Company and its Members.

(iii) Each Member represents and warrants that her or its ownership will not prevent the Company from maintaining its election to be treated as an S corporation.

(iv) Each Member will perform all acts within the time required, including the execution of all documents, consents and elections necessary to maintain the status of the Company as an S corporation.

(v) Each Member covenants not to transfer or permit the transfer of any of her Membership Interest or to do or permit any act that would disqualify the Company from remaining an S corporation.

(vi) If the Manager determines at any time that it is desirable to make the elections described in Sections 1362(e)(3) or 1377(a)(2) of the Code, then the Members shall consent to the election in the manner required by the Regulations.

(vii) Each Member shall include in her will or the governing instrument of any trust to which her Membership Interest may pass directions that or her fiduciary comply with the requirements to maintain the Company's status as an S corporation, including making any required elections for that purpose.

(viii) The Company's election to be treated as an S corporation may be revoked only upon the consent of all Members.

(ix) If the election to be an S corporation is inadvertently terminated, then the Company shall seek a waiver of the termination from the Internal Revenue Service, and if the request is denied, then the Company shall request the consent to refile an S corporation election before the time specified in the Code; and each Member shall take any action required to obtain the waiver or the consent.

<center>

ARTICLE XIII

DISPUTE RESOLUTION

</center>

13.01 Negotiation Followed by Mediation. In the event of any controversy, claim, question, disagreement, difference or other dispute (the "Dispute") arising out of or relating to this Operating Agreement or any other instruments related thereto or delivered in connection therewith including, without limitation, the formation, validity, binding effect, applicability, scope, interpretation, construction, performance, breach, or termination thereof (as well as all such issues related to this Section), the Members, the Company, and all other parties bound by this Operating Agreement will use their best effort to settle the Dispute. To that end, they will consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to the parties. If they do not reach a solution within a period of sixty (60) days from the date of receipt of written notice of the

Dispute given by the party requesting good faith negotiations, the parties shall try in good faith to settle the Dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Rules, or administered by another mutually acceptable commercial arbitrator in the Richmond, Virginia area, before resorting to an arbitration hearing on the merits.

13.02 <u>Binding Arbitration</u>. If within sixty (60) days after receipt of a written demand for mediation, the mediation does not result in settlement of the Dispute, then the unresolved Dispute will be finally settled by arbitration in Richmond, Virginia administered by the American Arbitration in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

13.03 <u>When Arbitration May Be Initiated</u>. Notwithstanding anything contained herein to the contrary, a party may initiate arbitration at any time after the expiration of sixth (60) days from the date of receipt of the notice of the Dispute given by the party requesting good faith negotiation, whether mediation has or has not been initiated or completed. Unless the parties otherwise agree, initiation of arbitration will not relieve any party of its obligation to participate in any mediation initiated under Section 13.02.


ARTICLE XIV

<u>MISCELLANEOUS PROVISIONS</u>


14.01 <u>Attorney Fees</u>. In the event any party brings an action to enforce any provisions of this Agreement, whether such action is at law, in equity, or otherwise, and such party prevails in such action, such party shall be entitled, in addition to any other rights or remedies available to it, to collect from the non-prevailing party or parties the reasonable costs and expenses incurred in the investigation preceding such action and the prosecution of such action, including but not limited to reasonable attorney fees and court costs.

14.02 <u>Notices</u>. Whenever under the provisions of applicable law or this Operating Agreement notice is required to be given to any Person, it shall not be construed to mean exclusively personal notice unless otherwise specifically provided, but such notice may be given in writing, by mail, addressed to the Company at its principal office from time to time and to any other Person at her address as it appears on the records of the Company from time to time, with postage thereon prepaid. Any such notice shall be deemed to have been given at the time it is deposited in the United States mail. Notice to a Person may also be given personally or by telegram or telecopy or other electronic transmission such as e-mail sent to her address including e-mail address as it appears on the records of the Company. The address of the Members as shown on the records of the Company shall originally be those set forth in Article IV hereof. Any Person may change her address as shown on the records of the Company by delivering written notice to the Company in accordance with this Section.

14.03 <u>Application of Delaware Law</u>. This Agreement shall be governed by the laws of Delaware, provided however that to the greatest extent possible, the provisions of this Agreement shall control in the event of a conflict with Delaware law.

14.04 <u>Amendments</u>. No amendment or modification of this Operating Agreement shall be effective except upon the unanimous written consent of the Members.

14.05 <u>Construction</u>. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the feminine gender shall include the masculine and neuter genders, and vice versa.

14.06 <u>Headings</u>. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Operating Agreement or any provision hereof.

14.07 <u>Waivers</u>. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation

14.08 <u>Rights and Remedies Cumulative</u>. The rights and remedies provided by this Operating Agreement are cumulative, and the use of anyone right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

14.09 <u>Severability</u>. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal, or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

14.10 <u>Heirs, Successors, and Assigns</u>. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors, and assigns.

14.11 <u>Creditors</u>. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditor of the Company.

14.12 <u>Counterparts</u>. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

14.13 <u>Entire Agreement</u>. This Agreement sets forth all of the promises, agreements, conditions, and understandings between the parties respecting the subject matter hereof and supersedes all prior and contemporaneous negotiations, conversations, discussions, correspondence, memoranda, and agreements between the parties concerning such subject matter. In the event of an inconsistency or conflict between the provisions of this Agreement and any provision of the Equity Incentive Plan or an applicable Award Agreement with respect to the subject matter of the Equity Incentive Plan or Award Agreement, the Manager shall resolve such conflict in its sole discretion.

[SIGNATURE PAGE FOLLOWS]

The undersigned, being all the Members of the Company, hereby agree, acknowledge, and certify that the foregoing Operating Agreement constitutes the sole and entire Operating Agreement of the Company, unanimously adopted by the Members of the Company as of the date first written above.

MEMBERS:

_____
Ann-Marie B. Austin-Stephens

_____
Eddy Stephens

EXHIBIT A

Percentage Interests and Contributions

as of the Date of this Agreement

MEMBERS AND ADDRESSES	PERCENTAGE INTEREST	FAIR MARKET VALUE OF CONTRIBUTION
Ann-Marie B. Stephens 3621 Favero Road Richmond, VA 23233	60%	$_____
Eddy Stephens 3621 Favero Road Richmond, VA 23233	40%	$_____

EXHIBIT B

FORM OF PROMISSORY NOTE

Virginia Beach, Virginia , 2014_

FOR VALUE RECEIVED, Precise Portions, LLC, a Virginia limited liability company (the "Maker", and sometimes referred to below as the "Company"), promises to pay to Ann-Marie B. Austin-Stephens [alternatively Eddy Stephens], or order, the principal sum of _____Dollars ($_____), together with interest on the unpaid principal balance at the rate of ____ percent (_%) per annum. Interest and principal shall be due and payable from time to time from the available cash generated by the Company as determined by the Manager of the Company, provided that, on the fifth anniversary of this Note, the entire unpaid principal balance, together with all outstanding interest thereon, shall be due and payable in full. Payments shall first be applied to interest accrued on the unpaid principal balance and the remainder to the reduction of principal.

This Note is payable at the offices of the 3621 Favero Road, Richmond, Virginia 23233, or such other place as the holder hereof may designate in writing from time to time.

The Maker reserves the right of anticipation in whole or in part, at any time and from time to time without penalty or premium.

If default occurs in the payment of all or any part hereof or any interest thereon when and as the same may become due and payable, or if the Maker defaults or breaches any of the other covenants, agreements, and conditions of this Note and such default in payment or otherwise shall not have been cured within 15 days after the receipt of written notice thereof by the holder, or if the Maker admits in writing that it is unable to pay its debts as they become due or files a petition in bankruptcy or has filed against it a petition in bankruptcy that is not dismissed within 90 days or makes an assignment for the benefit of creditors, the entire principal hereof then unpaid, together with all interest accrued thereon, shall, at the option of the holder hereof, become forthwith due and payable.

Presentation, demand, protest, notices of dishonor and of protest, the benefits of the homestead exemptions, and all defenses and pleas on the ground of any extension or extensions of time of payment or of the due dates of this Note, in whole or in part, before or after maturity, with or without notice, are hereby waived by the Maker. The Maker further agrees to pay all reasonable expenses incurred in collecting this obligation, including reasonable attorney fees, should this obligation or any part thereof not be paid when due.

Notwithstanding anything herein to the contrary, separate suits may be brought hereunder as causes of action accrue, and the bringing of suit or suits upon one or more causes of action shall not prejudice or bar the bringing of subsequent suits on any other cause or causes of action against the Maker, whether theretofore or thereafter accruing.

WITNESS the following signature.

COMPANY:

PRECISE PORTIONS, LLC

By: _____

Manager